SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 19)

THE GORMAN-RUPP COMPANY

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

38 3082 10 4

(CUSIP Number)

Check (X) the following box if a fee is being paid with this statement.                [   ]

Page 1 of 4 Pages

CUSIP No. 38 3082 10 4	13 G	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JAMES C. GORMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES (State of Ohio)

	5.	Sole Voting Power 456,709

Number of	6.	Shared Voting Power 445,668
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 456,709
Reporting
Person
With:	8.	Shared Dispositive Power 445,668

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,377

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 8.45%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 19)

Item 1 (a)	Name of Issuer:
THE GORMAN-RUPP COMPANY

Item 1 (b)	Address of Issuer’s Principal Executive Office:
305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (a)	Name of Person Filing:
JAMES CARVILLE GORMAN

Item 2 (b)	Address or Principal Business Office or, if none, Residence:
305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (c)	Citizenship:
UNITED STATES (State of Ohio)

Item 2 (d)	Title of Class of Securities:
COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)	CUSIP Number:
38 3082 10 4

Item 3.	Status of Person Filing.
Not Applicable.

Item 4.	Ownership.
(a) Amount Beneficially Owned: 902,377

(b) Percent of Class: 8.45%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	456,709
(ii)	shared power to vote or to direct the vote	445,668
(iii)	sole power to dispose or to direct the disposition of	456,709
(iv)	shared power to dispose or to direct the disposition of	445,668

Page 3 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable X
Response to this Item is contained on the separate sheet(s) attached hereto

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
Date

/s/ James C. Gorman
Signature

James C. Gorman, Chairman
Name/Title

Page 4 of 4 Pages